March 6, 2020

RE: Meeting of the shareholders of Avricore Health Inc. to be held on April 2, 2020 (the “Meeting”)

I Kiki Smith, the Chief Financial Officer of Avricore Health Inc. hereby certify that:

(a)arrangements have been made to have proxy related materials for the Meeting  sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners  at least 21 days before the date fixed for the Meeting;

(b)arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and

(c)Avricore Health Inc. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

“Kiki Smith”

___________________

Avricore Health Inc., CFO

AVRICORE HEALTH INC.

2300-1177 West Hastings St.

Vancouver BC V6E 2K3

T: 604-484-1229